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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                               AMC FINANCIAL, INC.
                  (FORMERLY KNOWN AS CITYSCAPE FINANCIAL CORP.)
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                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
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                         (Title of class of securities)


                                    001642107
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                                 (CUSIP number)


                               RUSSELL A. THOMPSON
                               MACKAY SHIELDS LLC
                                9 WEST 57 STREET
                            NEW YORK, NEW YORK 10019
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)


                                OCTOBER 14, 2002
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                         (Continued on following pages)
                               (Page 1 of 4 pages)
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



------------------------------------              ------------------------------
CUSIP No.  001642107                    13D/A
------------------------------------              ------------------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON:                 MacKay Shields LLC (f/n/a
                                                      MacKay-Shields Financial
                                                      Corporation)

            S.S. OR I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSON:
----------- --------------------------------------------------------------------
                                                                         (a) [_]
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:            (b) [_]
----------- --------------------------------------------------------------------

    3       SEC USE ONLY
----------- --------------------------------------------------------------------

    4       SOURCE OF FUNDS:                N/A
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEM 2(d) OR 2(e):                                            [_]
----------- -------------------------------------------------- -----------------

    6       CITIZENSHIP OR PLACE OF ORGANIZATION:      Delaware
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   NUMBER OF
     SHARES         7     SOLE VOTING POWER:                            0
                -------  -------------------------------------------------------
  BENEFICIALLY
    OWNED BY        8     SHARED VOTING POWER:                          0
                --------  ------------------------------------------------------
      EACH
   REPORTING        9     SOLE DISPOSITIVE POWER:                       0
                -------  -------------------------------------------------------

  PERSON WITH      10     SHARED DISPOSITIVE POWER:                     0
--------------- -------  -------------------------------------------------------

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:      0
----------- --------------------------------------------------------------------

    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES:                                                  [_]
----------- --------------------------------------------------------------------

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   0%
----------- --------------------------------------------------------------------

    14      TYPE OF REPORTING PERSON:      IA
----------- --------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 is filed by MacKay Shields LLC (f/k/a MacKay-Shields Financial Corporation) to amend and supplement the Schedule 13D filed on October 13, 1999, and is being filed pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, with respect to the common stock, $0.01 par value, of AMC Financial, Inc. ("AMC"). This filing is for the purpose of reporting a change in ownership of the Common Stock previously described in the Schedule D.

         Unless  specifically  amended hereby,  the disclosures set forth in the
Schedule 13D shall remain unchanged.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of Schedule 13D is hereby deleted and replaced in its entirety with the following:

         Not Applicable.

         ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of Schedule 13D is hereby deleted and replaced in its entirety with the following:

         On Monday, October 14, 2002, MacKay Shields, LLC, as an investment adviser to several client accounts, sold all of its shares of common stock of AMC, an aggregate of 2,042,981 shares, at a price of $3.17 per share.

         ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

         Item 5 of Schedule 13D is hereby deleted and replaced in its entirety with the following:

         (a). MacKay Shields does not beneficially own any shares of common stock of AMC.

         (b). Sole Power to Vote, Direct the Vote of or Dispose of Shares: 0 shares.

         (c).  Recent Transactions:

         On Monday, October 14, 2002, MacKay Shields, LLC, as an investment adviser to several client accounts, sold all of its shares of common stock of AMC, an aggregate of 2,042,981 shares, at a price of $3.17 per share.

         (d).  Rights with Respect to Dividends or Sale Proceeds: N/A.

         (e). Date of Cessation of Five Percent Beneficial Ownership: October 14, 2002.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  November 13, 2002

                                             MACKAY SHIELDS LLC

                                                     /s/ Russell A. Thompson
                                                 -------------------------------
                                             By:     Russell A. Thompson
                                             Title:  Senior Compliance Officer



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